SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 September 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 22 September 2009 re: BOARD CHANGE AT LLOYDS BANKING GROUP

85/09                                                                                                                                                                                                                                                                22 September 2009

BOARD CHANGE AT LLOYDS BANKING GROUP

Carolyn McCall has decided to stand down from the Board of the Lloyds Banking Group at the end of this year.

Ms McCall, chief executive of Guardian Media Group (GMG), has served on the bank's Board since October 2008.

Commenting on her decision to stand down, Carolyn McCall said: "Since my appointment to the Board in October 2008, the level of time commitment properly required of a non-executive director in the banking sector has increased dramatically.

The global banking crisis and the recent Walker report have thrown this issue into sharp relief. I have therefore decided, with regret, that the responsibilities of being a chief executive make it impossible to dedicate the time that I know is required to Lloyds.  I wish the bank and its Board every success in the future."

Sir Win Bischoff, Chairman, Lloyds Banking Group said: "We very much appreciate the contribution Carolyn has made to the Board during challenging times for the banking sector and, while I understand her decision, we shall miss her constructive involvement.  We are pleased that she has agreed to remain on the Board until the end of 2009 as we set the company's path for the future."

For further information:

Investor Relations
Michael Oliver                                                         +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                   +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain                                                   +44 (0) 20 7356 1008
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com

Leigh Calder                                                           +44 (0) 20 7356 1347
Senior Manager, Media Relations
Email: leigh.calder@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  22 September 2009